Exhibit 99.4

NICE Actimize Introduces AI-Powered SURVEIL-X Behavior Solution
to Proactively Identify Employee Conduct Risk Factors

SURVEIL-X Behavior, included in the SURVEIL-X Conduct Surveillance suite, creates a single employee behavioral profile to provide insights into various thresholds of employee conduct

Hoboken, N.J., August 7, 2024 – NICE Actimize, a NICE (NASDAQ: NICE) business, today announced the introduction of SURVEIL-X Behavior, the newest AI-powered solution in its market-leading SURVEIL-X Holistic Employee Conduct Surveillance suite. In addition to its surveillance coverage for markets, communications, sales practices & suitability, and conflicts of interest, NICE Actimize’s SURVEIL-X now provides financial services firms insights into employee behavior across numerous dimensions so firms can proactively identify the driving factors behind conduct risk.

Among SURVEIL-X Behavior’s critical capabilities, the solution alerts managers on certain thresholds, such as not completing compliance training or being the subject of excessive customer complaints. Through awareness and understanding of these sources of risk, managers can take preventative action, such as coaching or re-training an employee, enacting new policies, launching an investigation, or putting an employee or department under heightened supervision.

“Employees are a firm’s most valuable asset, but certain behaviors can negatively impact the firm’s reputation or bottom line,” said Chris Wooten, Executive Vice President of NICE. “Risky behaviors can expose an organization to unnecessary risk. SURVEIL-X Behavior consolidates metrics from many systems into a single behavioral profile to provide firms with a comprehensive understanding of employee conduct.”

Additional capabilities of the SURVEIL:X Behavior solution include:
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Ingesting metrics and alerts from hundreds of sources, including HR, customer complaints, access control, learning management, and surveillance systems. This includes alerts generated from anomaly detection, a form of AI capabilities used in the solution to detect atypical patterns in communications or trades.

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Leveraging AI capabilities to analyze employee behavior across various dimensions. Any number of behavioral inputs can be aggregated into an overall score, including trading limit breaches, unusual patterns of cancellations and corrections, and aggressive or negative communications detected through Natural Language Processing.

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Monitoring such factors as aggressive selling, expense violations, attendance issues, excessive customer complaints, unauthorized access attempts to systems, non-public information breaches, conflicts of interest, vacation violations, and more.

“Most surveillance systems today focus exclusively on individual domains, such as trading or communications, to the exclusion of behavioral factors which contribute to risk and ultimately impact a firm’s reputation, profitability and market valuation. These metrics are traditionally stored in various, fragmented systems, making it difficult to secure a reliable and comprehensive picture of employee behavior,” said Vinod Jain, Strategic Advisor, Capital Markets, Datos Insights.

At a firm’s discretion, NICE Actimize’s Behavior solution allows certain factors to be weighted more heavily in the aggregate score. Risk scores are presented on a visual dashboard, and managers can drill down to view underlying contributing factors. SURVEIL-X Behavior’s dashboards and automated reporting provide insight into areas of concern for individual employees, departments, divisions and teams, and the organization as a whole.

SURVEIL-X Behavior is part of the NICE Actimize SURVEIL-X Holistic Conduct Surveillance suite which leverages AI capabilities to provide unparalleled compliance coverage for online brokers, buy-side and sell-side firms, insurance companies, crypto exchanges, regulators and more.

SURVEIL-X incorporates anomaly detection, Natural Language Processing (NLP), alert prediction, and other AI technologies to enable accurate detection and rapid, thorough investigation of market abuse, inappropriate sales practices, employee misconduct and other compliance issues.

For further information on SURVEIL-X please click here, or e-mail compliance@niceactimize.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.